Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-236148

July 20, 2021

Wells Fargo & Company

50,000,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Non-Cumulative Perpetual Class A Preferred Stock, Series DD

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series DD

Size:	$1,250,000,000 (50,000,000 depositary shares)

Over-allotment Option:	None

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series DD Preferred Stock (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 4.25% from July 27, 2021

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on September 15, 2021

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, July 27, 2021 to, but excluding, September 15, 2021.

Optional Redemption:	On any dividend payment date on or after September 15, 2026, the Series DD Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series DD Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to September 15, 2026 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series DD Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series DD Preferred Stock.

Trade Date:	July 20, 2021

Settlement Date:	July 27, 2021 (T+5)

Price to Public:	$25.00 per depositary share

Underwriting Discount:	$0.25 per depositary share sold to institutional investors ($3,897,325.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($27,098,426.25 in the aggregate)

Net Proceeds (before expenses) to Issuer:	$1,219,004,248.75

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
TD Securities (USA) LLC

Co-Managers:	American Veterans Group, PBC
Apto Partners, LLC
Blaylock Van, LLC
Capital One Securities, Inc.
Citizens Capital Markets, Inc.
Drexel Hamilton, LLC
Great Pacific Securities
Keefe, Bruyette & Woods, Inc.
KeyBanc Capital Markets Inc.
MFR Securities, Inc.
R. Seelaus & Co., LLC
Roberts & Ryan Investments, Inc.
Samuel A. Ramirez & Company, Inc.
Stern Brothers & Co.
Truist Securities, Inc.
FHN Financial Securities Corp.
Synovus Securities, Inc.
WauBank Securities LLC

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrD”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	95002Y400/US95002Y4008

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.

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